

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

January 29, 2009

Mr. Daniel Trudeau
President
Anticus International Corporation
1155 Rene-Levesque Quest, Suite 2500
Montreal, Quebec, Canada H3B 2K4

      RE: **Anticus International Corporation**
            Form 10-K for the fiscal year ended June 30, 2008
            Filed October 14, 2008

            Form 10-Q for the quarterly period ended September 30, 2008
            Filed November 13, 2008
            File No. 000-51779

Dear Mr. Trudeau:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended June 30, 2008

Business, page 3

1.   Please revise this section to briefly describe your business and your principal
        products and services. See Item 101(h)(4) of Regulation S-K. Please reduce the
        overall length of your discussion and also reduce or eliminate your description of the
        business of other companies.

2.   Describe the costs and effects of compliance with environmental laws (federal, state
        and local). See Item 101(h)(4)(xi) of Regulation S-K.

3.   Please disclose your internet website. Refer to Item 101(e)(3) of Regulation S-K.

4.   Please present all monetary figures in U.S. dollars.

Legal Proceedings, page 10

5.   We note your disclosure that not legal proceedings were initiated or served upon the
        company in the fiscal year ended June 30, 2008. Please confirm in your response
        letter that the company was not a party to any pending legal proceedings during the
        year. If this was not the case, please revise to describe briefly any pending legal
        proceedings, other than ordinary routine litigation, to which you are a party. Please
        see Item 103 of Regulation S-K.

Market for Registrant's Common Equity…, page 11

6.   Clarify in this section that your common stock is not listed but is quoted on the OTC
        Bulletin Board, and remove the reference to "listing" your common stock on the OTC
        Bulletin Board.

7.   Confirm that you have not had any stock splits or dividend payments since January
        2006. If so, please remove the "Adjusted Close" column from your table as it
        provides no additional information to the "Close" column.

Management's Discussion and Analysis of Financial Condition…, page 13

8.   We note your disclosure that you announced on May 9, 2008 that shares of your
        common stock are "again trading" on the Over the Counter Bulletin Board. Provide
        additional information regarding time periods during which your common stock was
        not being traded on the OTC Bulletin Board and the surrounding circumstances.

9.   We note that you entered into an agreement on June 25, 2008 with Redal, Inc. to construct a bioreactor to create larger sample quantities. This appears to be a material contract. Please tell us why in your response letter the agreement is not filed as an exhibit to your 10-K as a material contract and why you have not filed an Item 1.01 Current Report on Form 8-K upon entering into such an agreement. See Item 601(b)(10) of Regulation S-K. Also, please explain why the initial agreement with Redal, Inc. from April 2006 in which you first obtained a license to Prolactis has not been filed as an exhibit to your filing.

Liquidity and Capital Resources, page 14

10.   We note your disclosure on page 14 under the "Going Concern" heading. Please revise your liquidity discussion to identify any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in the registrant's liquidity increasing or decreasing in any material way. If a material deficiency is identified, indicate the course of action that you have taken or propose to take to remedy the deficiency. Also identify and separately describe internal and external sources of liquidity, and briefly discuss any material unused sources of liquid assets. See Item 303(a)(1) of Regulation S-K.

Report of Independent Registered Public Accounting Firm, page 16

11.   Please request your auditors to provide an opinion on the cumulative amounts for the period from your inception (May 1, 2002) through June 30, 2008.

Note 2 – Summary of Significant Accounting Policies

Revenues recognition, page 26

12.   We note your disclosure that you generated $139,441 from the ownership of overriding royalties in the Centurion and Hobart Properties. Please tell us nature of these revenues and why they were not reflected in the Statements of Operations.

Note 6 – Convertible Debt Payable, page 29

13.   We note that you were late in paying the interest on your convertible debt. Please tell us if this late payment was a violation of your debt covenants. If so, tell us why it is appropriate to classify this debt as a long-term liability.

Controls and Procedures, page 34

14.   Please revise to state clearly Mr. Trudeau's (as your certifying officer) conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by your report. See Item 307 of Regulation S-K.

15.   Please revise to state clearly Mr. Trudeau's assessment of the effectiveness of your internal control over financial reporting as of the end of your most recent fiscal year and state clearly whether your internal control over financial reporting is effective. See Item 308T of Regulation S-K.

16.   You disclose that one employee performs all accounting and bookkeeping for you "through [y]our outside accounting firm." Please identify this accounting firm to us. Also, confirm to us that this accounting firm and your Chief Financial Officer approve all transactions and determine how the transactions are reported in your financial statements.

Executive Compensation, page 39

Summary Compensation Table, page 39

17.   We note that your Summary Compensation Table includes compensation information for your officers and directors. Please revise to include only compensation of your named executive officers in the Summary Compensation Table. See Item 402(n)(1) of Regulation S-K. Also include a separate Director Compensation Table with compensation information for your directors. See Item 402(r) of Regulation S-K.

18.   Please confirm that the amounts included in the stock and option awards columns of the summary compensation table represent the dollar amount recognized for financial statement reporting purposes with respect to the fiscal year in accordance with FAS 123R. In addition, disclose all assumptions made in the valuation of awards in the stock and option awards columns by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in management's discussion and analysis. See Item 402(n)(2)(vi) and Instruction to Item 402(n)(2)(v) and (vi) of Regulation S-K.

Signatures, page 44

19.   In your amended filing and future filings, please identify the person who is signing on behalf of the registrant in the capacity of principal financial officer. See General Instruction D(2)(a) of Form 10-K.

Item 15. Exhibits

Exhibits 31.1 and 31.2

20.   In your amended filing, please identify Mr. Trudeau's title, if true, as your principal financial officer, rather than your principal accounting officer. See Rules 13a-14 and 15d-14 under the Exchange Act. In addition, we note that your certification

references a "small business issuer" rather than a "registrant" throughout. Please revise to conform to the language in Item 601(b)(31) of Regulation S-K.

Quarterly Report on Form 10-Q for period ended September 30, 2008

Item 4T – Controls and Procedures

21. Please explain how your principal executive and principal financial officer concluded that your internal control over financial reporting was effective as of the period ended September 30, 2008 given that you have identified a material weakness as described on page 15.

* * * *

As appropriate, please amend your filing and respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Hodgdon, Attorney-Advisor, at (202) 551-3273 or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director